EXHIBIT 12.1
STATEMENT SETTING FORTH COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED		YEAR ENDED
	SEPTEMBER 30		DECEMBER 31
	2005	2004	2004	2003	2002	2001	2000
Earnings before taxes, cumulative effect of change in accounting, and extraordinary items	$1,790,393	$1,521,291	$2,069,001	$1,789,335	$1,554,630	$1,332,004	$877,946

Fixed Charges:
Interest on deposits	1,084,860	679,023	944,493	938,123	1,079,937	1,522,328	1,494,447
Interest on advances and other borrowings	1,150,636	384,327	615,758	381,837	486,803	1,055,952	1,150,925
One-third of rent expense	9,621	8,463	11,495	10,320	9,493	8,794	8,005

Total Fixed Charges	$2,245,117	$1,071,813	$1,571,746	$1,330,280	$1,576,233	$2,587,074	$2,653,377

Ratio of Earnings to Fixed Charges:
Including interest on deposits	1.80x	2.42x	2.32x	2.35x	1.99x	1.51x	1.33x
Excluding interest on deposits	2.54x	4.87x	4.30x	5.56x	4.13x	2.25x	1.76x